

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-14601

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ARCH CHEMICALS, INC. CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Arch Chemicals, Inc.
501 Merritt 7
Norwalk, Connecticut 06851

Exhibit Index is p. 21
Total Pages = 22

REQUIRED INFORMATION

ARCH CHEMICALS, INC. CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

(With the Report of Independent Registered Public Accounting Firm Thereon)

15318STM



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of the Arch
Chemicals, Inc. Contributing Employee Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Arch Chemicals, Inc. Contributing Employee Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the plan financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, as of January 1, 2006.*

KPMG LLP

Stamford, Connecticut
June 25, 2008

ARCH CHEMICALS, INC. CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

		2007	2006
Assets:			
Investments, at fair value (note 4):			
Mutual funds	$	96,845,061	79,264,175
Common/collective trusts		53,784,142	45,935,542
Common stock		43,637,633	55,459,857
Participant-directed brokerage account		3,563,397	3,038,059
Participant loans		3,890,677	3,994,441
Total investments		201,720,910	187,692,074
Employer contribution receivable		1,805,960	1,024,418
Employee contribution receivable		184,626	—
Net assets available for plan benefits, at fair value		203,711,496	188,716,492
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1)		285,297	218,663
Net assets available for plan benefits	$	203,996,793	188,935,155

See accompanying notes to financial statements.

ARCH CHEMICALS, INC. CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

		2007	2006
Additions to net assets attributed to:			
Investment income (note 4)			
Net appreciation in fair value of investments	$	10,709,547	12,506,387
Dividends		8,021,781	5,807,849
Interest		888,782	855,963
Interest from participant loans		262,460	231,505
Net investment income		19,882,570	19,401,704
Contributions:			
Participant		7,837,534	7,215,157
Employer		4,009,555	3,155,132
Total contributions		11,847,089	10,370,289
Total additions		31,729,659	29,771,993
Deductions from net assets attributed to:			
Administrative expenses		60,902	109,305
Benefits paid to participants in cash		15,653,472	12,848,581
Benefits paid to participants in stock		649,199	487,413
Transfers out to other plan (note 2)		304,448	784,673
Total deductions		16,668,021	14,229,972
Net increase		15,061,638	15,542,021
Net assets available for plan benefits at beginning of year		188,935,155	173,393,134
Net assets available for plan benefits at the end of year	$	203,996,793	188,935,155

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Arch Chemicals, Inc. Contributing Employee Ownership Plan's (the Plan or CEOP) investments are stated at fair value, except for participant loans which are stated at cost, which approximates fair value. Quoted market prices are used to determine the fair value of investments, with the exception of the Barclays Global Investors Equity Index Fund and the JP Morgan Stable Asset Income Fund, which are valued by the issuing investment manager.

The investment contracts held by the JP Morgan Stable Asset Income Fund are presented at fair value on the statements of net assets available for plan benefits. The investments in these fully benefit-responsive investment contracts are then adjusted to contract value, which is equal to the principal balance plus accrued interest less participant withdrawals. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis. All income is determined on a full accrual basis. Bond interest accrues daily and dividends are recorded on the ex-dividend date.

(d) Benefit Payments

Benefit payments are recorded when paid.

(e) New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in tax positions and requires that a company recognize in its financial statements the impact of a tax position, only if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Plan adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption, the plan did not recognize an adjustment in the liability for unrecognized income tax benefits.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan's financial statements.

(2) Description of the Plan

The following description of Arch Chemicals, Inc. (Arch, the Plan Sponsor or the Employer) Contributing Employee Ownership Plan (the Plan or CEOP) provides only general information. Participants should refer to the Plan Prospectus/Summary Plan Description for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Arch and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code). In addition, a portion of the Plan is intended to qualify as an employee stock ownership plan (ESOP) under Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the Arch CEOP Administrative Committee.

On February 8, 1999, Olin Corporation (Olin) completed the spin-off of its specialty chemical businesses as Arch. Under the terms of the spin-off, Olin distributed to its holders of common stock as of the close of business on February 1, 1999 one Arch common share for every two shares of Olin common stock.

Effective as of the spin-off of Arch, the Olin Corporation Contributing Employee Ownership Plan (Olin CEOP) was converted into a multiple employer plan covering employees of Olin and its affiliated companies, and employees of Arch and its affiliated companies (collectively, the Employers). The Olin CEOP was administered as a single plan.

On January 22, 2001, Arch adopted the CEOP, a single employer plan, and effective March 1, 2001, was no longer a participating employer in the Olin CEOP. As of March 1, 2001, all Arch participant balances were transferred to the CEOP.

On November 30, 2004, Arch completed the sale of the Microelectronics Business to Fuji Photo Film. During 2007 and 2006, $304,448 and $784,673 was transferred from the Plan relating to the participants who elected to transfer their accounts to Fuji Photo Film, respectively.

(b) Participation and Contributions

Employees of the Employer and certain subsidiaries of the Employer are eligible to participate in the Plan on the day coinciding with their date of hire.

For 2007 and 2006, the maximum amount of tax-deferred contributions that could have been made to the CEOP was $15,500 and $15,000, respectively. The amount of tax deferred contributions is based on IRS guidelines and is calculated based on eligible pay and the percentage of pay elected to contribute to the Plan. Additionally, participants can make after-tax contributions. Combined contributions may not exceed 75% of participants' eligible compensation, up to statutory limits. However, contributions for highly compensated employees, as defined, are limited to a maximum of 15% of eligible compensation.

Participants who are age 50 or older at any time during a Plan year may make "catch-up contributions" in that year. These contributions are additional tax-deferred contributions that eligible participants are permitted to make in excess of the annual IRS tax-deferred contribution limit. For 2007 and 2006, the maximum amount of "catch-up contributions" was $5,000.

The Employer provides a matching contribution, which is currently 50% of participants' contributions (excluding "catch-up contributions," if any), up to 6% of eligible pay. Arch also provides an annual performance match, which is based on Arch's actual earnings per share (EPS) as a percent of the target EPS as established by the Compensation Committee. The performance matching contribution totaled $1,744,740 and $1,024,418 for the Plan years ended December 31, 2007 and 2006, respectively. All Employer matching contributions are invested in the Arch Common Stock Fund. Participants who are at least 50 years old but have not been credited with three years of service may elect to transfer balances attributable to Employer contributions out of the Arch Common Stock Fund once every 12 months. Effective January 1, 2007, participants who have been credited with at least three years of service may elect to transfer anytime, (subject to applicable US securities laws) the value of their Employer matching contributions out of the Arch Common Stock Fund to any other fund(s) available in the Plan.

(c) ***Investment Elections***

During 2007 and 2006, the amounts contributed to the Plan were invested in one or more of the following investment options at the direction of the Participants, except for employer matching contributions as discussed above. Below is a description of each investment option offered by the Plan:

JPMorgan Stable Asset Income Fund – This fund seeks to preserve the value of money invested, perform better than the average money market fund, and earn consistent reliable returns. The fund invests in a variety of interest-paying securities offered with a companion investment contract called a "benefit responsive wrap." See footnote 2(f).

PIMCO Total Return Fund – This fund seeks total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio duration generally ranges from three to six years.

PIMCO Real Return Fund – The fund seeks maximum real return, consistent with preservation of real capital and prudent investment management. The fund seeks its investment objective by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations.

Barclays Global Investors S&P 500 Equity Index Fund – The fund seeks to capture earnings and growth through investing in the same stocks held in the S&P 500 Index. These stocks represent 500 of the largest and most established public companies in the U.S. (based on the market value of their shares), and account for more than 75% of the market capitalization of all publicly traded stocks in the U.S.

T. Rowe Price Equity Income Fund – This fund's objective is to provide substantial dividend income as well as long-term capital appreciation through investments in common stocks of established companies. The fund pursues this objective by investing at least 80% of the funds net assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends, with favorable prospects for both increasing dividends and capital appreciation.

American Funds Growth Fund of America – This fund seeks to invest in companies that appear to offer superior opportunities for long-term growth, such as cyclical companies, those in depressed industries, and turnaround or value situations. Common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash are held by the fund. Up to 15% of the assets may be invested in securities of issuers located outside the United States and not included in the S&P 500. Up to 10% may be invested in debt securities rated below investment grade.

Janus Mid Cap Value Fund – This fund seeks capital appreciation. In pursuing that goal the fund invests at least 80% of its assets. The fund focuses on companies that have fallen out of favor with the market or are temporarily misunderstood by the investment community. These companies generally have a low price relative to their assets, earnings, cash flow or business franchise; have products and services that give them a competitive advantage; quality balance sheets and strong management.

Turner Midcap Growth Fund – The fund seeks capital appreciation. The fund invests primarily (at least 80% of its net assets) in common stocks of equity securities of U.S. companies with medium market capitalizations that the fund believes has strong earnings growth potential.

Managers Special Equity Fund – This fund seeks long-term capital appreciation by investing primarily in common stocks of U.S. companies. These companies have small to medium-market capitalizations and are in the early stages of their corporate life cycle or are not yet well recognized, or they may be more established firms experiencing accelerated earnings growth.

Target Small Capitalization Value Fund – The fund seeks above-average capital appreciation. To achieve the objective, the fund invests in stocks of small companies that are believed to be undervalued and have an above-average potential to increase in price, given the company's sales, earnings, book value, cash flow and recent performance. The fund normally invests at least 80% of the portfolio's investable assets in common stocks of companies with a total market capitalization of less than $2.5 billion (measured at the time of purchase).

Harbor International Fund – This fund seeks long-term total return, principally from growth of capital. The fund invests primarily in equity securities, principally common and preferred stocks of foreign companies, including those located in emerging market countries. Companies in the fund's portfolio generally have market capitalizations in excess of $1 billion. In selecting stocks for the fund's portfolio, the subadviser looks for companies with the following characteristics: businesses that the subadviser believes offer value, low price/earnings multiples relative to other stocks in each country/industry and above average, long-term earnings expectation not reflected in the price.

American Funds EuroPacific Growth Fund – This fund seeks long-term growth of capital by investing in growing companies based in Europe and the Pacific Basin. Generally, the fund will invest at least 80% of assets in equity securities of issuers located in these areas. The fund may hold cash money market instruments and other fixed income securities.

Arch Common Stock Fund – This fund invests in the publicly traded common stock of Arch Chemicals, Inc. (the Plan Sponsor). See footnote 2(e) for further description of the provisions and restrictions of the fund.

(d) Olin Common Stock Fund

Only participants who were participants in the Olin CEOP at the time of the spin-off of Arch from Olin may have account balances that are invested in the Olin Common Stock Fund. Such participants may retain existing investments in the Olin Common Stock Fund, but no new investments or transfers may be made in or to this fund. Participants may transfer any portion of their Olin Common Stock Fund balances to any of the other funds offered by the Plan. Any dividends issued on the stock held in the Olin Common Stock Fund are automatically reinvested into the Arch Common Stock Fund.

(e) Arch Common Stock Fund

As of February 8, 1999, the specialty chemical businesses of Olin were spun off into a new publicly traded company, Arch Chemicals, Inc. In order to effect the spin-off, a stock dividend was issued to Olin shareholders, including participants in the Olin CEOP, of one share of Arch common stock for each two shares of Olin common stock then outstanding. These shares were deposited in the unitized Arch Common Stock Fund in the Olin CEOP.

As of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Arch Common Stock Fund. The amount credited to each participant's initial Arch Common Stock Fund account balance was calculated by (i) dividing the value of such participant's Olin Common Stock Fund account by the total value of all participants' accounts in the Olin Common Stock Fund, and then (ii) multiplying the percentage determined under (i) above by the value of the Arch common stock the Plan trustee received as a stock dividend. The balances in all Arch employees' accounts of the Arch Common Stock Fund were transferred to the Plan on March 1, 2001.

Dividends paid to participants are re-invested in the Arch Common Stock Fund. Each participant is entitled to exercise voting rights attributable to the shares of his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

The number of units in the Arch Common Stock Fund to be credited to a participant's account is determined by dividing the participant's contribution plus the amount of Employer matching contributions attributable to such contribution for the preceding pay cycle by the unit value of a unit as of the close of business on the date on which the contributions were credited. Additional units are credited to a participant's account to reflect payment of dividends on the common shares credited to that account based on the value of a unit as of the day the dividend is credited.

(f) JP Morgan Stable Asset Income Fund

The JP Morgan Stable Asset Income Fund is a stable value fund that is a common collective trust fund. The fund may invest in guaranteed investment contracts (GICs and synthetic GICs), money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. The contracts held by the fund are considered to be fully benefit-responsive investment contracts as defined in FSP AAG INV-1 and SOP 94-4-1. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus accrued interest, less participant withdrawals.

A synthetic GIC is a contract that stimulates the performance of a traditional GIC through the use of financial instruments. It consists of two components: 1) a portfolio of bonds and other assets that are owned by the fund, and 2) contracts, also known as wrap contracts, that provide market and cashflow protection. The wrap contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected in the net assets of the fund as part of the fair value, but rather amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The counterparties to the wrapper contracts held by the JP Morgan Stable Asset Income Fund are major financial institutions.

Factors that Impact Future Crediting Rates

The following factors impact the future crediting rates of wrap contracts:

- Duration of the underlying assets
- Difference between the market value and contract value of the underlying assets
- Current yield of the underlying assets

Basis and Frequency of Determining Interest Crediting Rates

The wrap contract crediting rates are reset on a calendar quarterly basis.

Terminations at Other Than Contract Value

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts are evergreen contracts that contain termination provisions. Wrap agreements permit the fund's investment manager to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the contract value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts permit the issuer to terminate at market value and provide that the fund may elect to convert such termination to an Amortization Election as described below. In addition, if the fund defaults in its obligation under the agreement (including the issuer's determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the fund will receive the market value as of the date of termination. The wrap contracts permit the issuer or the investment manager to elect at any time to convert the underlying assets to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying assets on the date of the amortization election (Amortization Election). After the effective date of an Amortization Election, the underlying assets must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the underlying assets by such termination date.

Limitations on the Ability of the Fund to Transact at Contract Value

The fully benefit-responsive investment contracts provide that Plan participant initiated withdrawals permitted under the Plan will be paid at contract value. Wrap contracts provide for withdrawals associated with 1) certain events that are not in the ordinary course of Plan operations and 2) events that the issuer determines will have a material adverse effect on the issuer's financial interest. These withdrawals will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.

Average Yield Calculation

	2007	2006
Average yield for JP Morgan Stable Asset Income Fund:		
Based on actual earnings*	6.61%	5.73%
Based on interest rate credited to participants**	5.59	5.52

* Computed by dividing the annualized earnings of the Fund by the fair value of the investments of the fund.

** Computed by dividing the annualized earnings credited to participants in the Fund by the fair value of the investments of the fund.

(g) Vesting and Benefit Provision

Participants are fully vested in their contributions to the Plan.

(Continued)

Participants become 100% vested in the Employer contributions upon the completion of two years of service or as a result of death, total disability or attainment of age 65. Non-bargaining and certain bargaining participants can become partially vested in accordance with the schedule set forth below:

Years of Service	Percentage vested
Less than one year	0%
One year but fewer than two	50
Two or more years	100

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to 15 years or his or her life expectancy, if greater.

Distributions from the Plan are generally paid in cash. Distributions from the Olin Common Stock Fund or Arch Common Stock Fund, at the election of the distributee, can be paid in shares of common stock with any fractional interest in a share of common stock paid in cash.

(h) Transfers Between Funds

Participants may elect to transfer balances attributable to employee contributions from any fund to any other fund, except such participants may not transfer balances to the Olin Common Stock Fund. Participants may transfer balances daily, with no limitation on the frequency. A participant may elect to transfer any percentage of the balance in the fund from which the transfer is made.

Participants who are at least 50 years old but have not been credited with three years of service may elect to transfer balances attributable to Employer contributions out of the Arch Common Stock Fund once every 12 months. Effective January 1, 2007, participants who have been credited with at least three years of service may elect to transfer at anytime, (subject to applicable US securities laws) the value of their Employer matching contributions out of the Arch Common Stock Fund to any other fund(s) available in the Plan.

(i) Participant Accounts

The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan investment fund(s) earnings. Allocations are based on participant accounts balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

(j) ***Loan Provision***

All eligible participants may participate in the loan program under the Plan. The maximum loan amount is generally the lesser of $50,000 or 50% of the value of the participant's vested account balance. Under the Plan, employees may have a maximum of three outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as participant loans in the accompanying financial statements. The term of the loans may be up to five years, or up to 15 years if the purpose of the loan is the purchase of a primary residence. The interest rate on these loans is fixed at the current prime rate at the time the loan is originated. The interest rates on outstanding loans ranged from 4.00% to 9.75% in 2007 and 2006.

(k) ***Payment of Benefits***

Upon termination of employment, death, attainment of age 59½, and certain hardships, as defined by the Plan, participants may elect to withdraw amounts from the Plan. Participants may also elect to withdraw their tax-deferred contributions and vested contributions as an in-service withdrawal, as defined in the Plan document.

(l) ***Administrative Expenses***

Costs and expenses of administering the Plan are generally paid by the Plan. Certain administrative expenses are paid by the general assets of the Employer or by participants as applicable.

(m) ***Trust Fund Management***

JP Morgan Chase Bank, N.A. is the Trustee of the Plan. Under the terms of the Trust Agreement between the Trustee and Arch, the Trustee is responsible for the safekeeping of Plan assets in the trust funds and the maintenance of records relating to receipts and disbursements from the trust funds. The Trustee invests funds in compliance with the terms of the Plan and makes payments from the trust funds as directed by participants and Arch.

(n) ***Recordkeeper***

JP Morgan Retirement Plan Services, LLC is the Recordkeeper for the Plan. There are revenue sharing agreements between certain funds and JP Morgan Chase Bank, N.A.

(o) ***Plan Termination***

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Employer contributions.

(Continued)

(3) Forfeitures of Employer Contributions

Any forfeitures of nonvested Employer contributions, equivalent to the market value of forfeited shares plus dividends not reinvested, will be applied to reduce subsequent Employer contributions. Forfeitures used to reduce Employer contributions were $89,360 and $2,359 for the Plan years ended December 31, 2007 and 2006, respectively. The unallocated balance of forfeitures at both December 31, 2007 and 2006 amounted to $0.

(4) Investments

The Plan's investments that exceeded 5% of net assets available for plan benefits as of December 31, 2007 and 2006 are as follows:

Description of investment		2007	2006
Arch Chemicals Common Stock Fund*	$	38,160,499	48,310,042
Barclays Global Investors S&P 500 Equity Index Fund		33,821,427	27,154,143
PIMCO Total Return Fund		20,447,124	16,952,233
Managers Special Equity Fund		**	10,356,117
American Funds Growth Fund of America		12,916,589	10,642,094
American Funds EuroPacific Growth Fund		14,509,499	10,290,376
JP Morgan Stable Asset Income Fund		19,962,715	18,781,399
Janus Mid Cap Value Fund		10,734,670	10,200,388
T. Rowe Price Equity Income Fund		**	10,009,841
Harbor International Fund		10,288,603	**

* Includes nonparticipant-directed

** Investment did not exceed 5% of net assets at year end

The following table presents the net appreciation in fair value of investments (including investments bought, sold and held during the year) for the plan years ended December 31, 2007 and 2006, respectively:

Net appreciation		2007	2006
Mutual funds	$	1,260,356	3,489,249
Common/Collective trusts		1,428,259	4,871,743
Common stock		8,020,932	4,145,395
Total net appreciation	$	10,709,547	12,506,387

(5) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets for nonparticipant-directed investments, are as follows:

	2007	2006
Arch Common Stock Fund net assets at beginning of year	$ 48,310,042	45,712,226
Changes in net assets to the Arch Common Stock Fund:		
Employer contributions	3,277,000	3,339,644
Employee contributions–directed investments and net transfers in from other funds	474,142	568,286
Dividends	1,276,149	1,465,446
Net appreciation	6,560,217	5,450,808
Loan repayments (principal and interest)	300,158	374,694
Benefits paid to participants and net transfers out	(3,648,832)	(3,103,840)
Administrative expenses	(1,548)	(2,675)
Loans issued	(165,370)	(264,173)
Other disbursements	(60,000)	(269)
Transfers to participant–directed investments	(18,161,459)	(5,230,105)
Net increase (decrease)	(10,149,543)	2,597,816
Arch Common Stock Fund net assets at end of year	$ 38,160,499	48,310,042

(6) Federal Income Taxes

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated September 5, 2003, that the Plan is qualified under Section 401(a) of the Code, as amended, and the related trust is exempt from Federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Related Party Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by JPMorgan Chase Bank, N.A., the Plan trustee. In addition, the Plan invests in common stock of Arch. These transactions qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

(8) Reconciliation to Form 5500

		2007	2006
Net assets available for plan benefits per the financial statements	$	203,996,793	188,935,155
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts		(285,297)	(218,663)
Net assets available for plan benefits per the Form 5500	$	203,711,496	188,716,492

		2007	2006
Change in net assets available for plan benefits per the financial statements	$	15,061,638	15,542,021
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year		(285,297)	(218,663)
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year		218,663	—
Net income per the Form 5500	$	14,995,004	15,323,358

Schedule I

ARCH CHEMICALS, INC. CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral, par, or maturity value	Historical cost	Current value
	PIMCO	Total Return Fund	**	$ 20,447,124
	PIMCO	Real Return Fund	**	3,865,514
	Managers Funds	Special Equity Fund	**	8,248,746
	T. Rowe Price	Equity Income Fund	**	9,832,215
	Janus	Mid Cap Value Fund	**	10,734,670
	Turner	Mid Cap Growth Fund	**	3,034,728
	Target	Small Capitalization Value Fund	**	2,967,373
	Harbor	International Fund	**	10,288,603
	American Funds	Growth Fund of America	**	12,916,589
	American Funds	EuroPacific Growth Fund	**	14,509,499
	Barclays	Global Investors S&P 500 Equity Index Fund	**	33,821,427
*	JP Morgan	Stable Asset Income Fund	**	19,962,715
*	Arch Chemicals, Inc.	Arch Chemicals, Inc. Common Stock, Par value $1.00	33,705,817	38,160,499
	Olin Corporation	Olin Corporation Common Stock, Par value $1.00	**	5,477,134
	Participant-directed brokerage account	Various investments	**	3,563,397
*	Participant loans	Participant Loan Fund (911 outstanding loans with interest rates ranging from 4.00% – 9.75%, and maturity dates ranging from 2008 to 2022)	**	3,890,677
	Total investments			$ 201,720,910

* Party-in-interest to the Plan.

** Historical cost omitted as these investments are participant-directed

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

ARCH CHEMICALS, INC. CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2007

Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Series of transactions:						
* Arch Chemicals, Inc.	* Arch Chemicals, Inc. Common stock par value $1.00	$ 1,361,051	—	1,361,051	1,361,051	—
* Arch Chemicals, Inc.	* Arch Chemicals, Inc. Common stock par value $1.00	—	8,497,943	8,496,871	8,497,943	1,072
* Arch Chemicals, Inc.	* Arch Chemicals, Inc. Common stock par value $1.00	167,965	—	167,965	167,965	—
* Arch Chemicals, Inc.	* Arch Chemicals, Inc. Common stock par value $1.00	—	9,400,116	9,392,990	9,400,116	7,126

* Party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

19

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2008

ARCH CHEMICALS, INC. CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Arch CEOP Administrative Committee



H. Anderson
Vice President, Human Resources



W.P. Bush
Treasurer



L.S. Mercede
Director of Compensation and Benefits



R.A. Barnes
Director, Human Resources and
Corporate Security Officer

EXHIBIT INDEX

Exhibit No.	Description	
23	Consent of Independent Registered Public Accounting Firm	22

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Arch Chemicals, Inc.:

We consent to the incorporation by reference in the Registration Statements (333-133815 and 333-54098) on Form S-8 of the Arch Chemicals, Inc. Contributing Employee Ownership Plan of our report dated June 25, 2008, relating to the statements of net assets available for plan benefits as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended and related schedules, which report appears in the December 31, 2007 annual report on Form 11-K of the Arch Chemicals, Inc. Contributing Employee Ownership Plan.

Our report refers to a change in the method of accounting for fully benefit-responsive investment contracts in 2006.

KPMG LLP

Stamford, CT
June 25, 2008

END